SEWARD & KISSEL LLP
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
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1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

SUPPL

WRITER'S DIRECT DIAL

[redacted]

06018170

SEC FILE NO. 82-35004

October 27, 2006

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Charlemagne Capital Limited 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed document on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of an announcement dated October 25, 2006 that the Company has made available to security holders relating to the purchase of its own shares for cancellation.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

PROCESSED
NOV 0 8 2006
THOMSON
FINANCIAL

Very Truly Yours,

Michael Kessler

cc: David McMahon

SK 23121 0001 716172

11/7

Regulatory Announcement

Go to market news section

Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Transaction in Own Shares
Released	07:00 25-Oct-06
Number	9853K

RNS Number:9853K
Charlemagne Capital Limited
25 October 2006

25 October 2006

Purchase of own shares for cancellation

Charlemagne Capital Limited ("Charlemagne", the "Company") announces that on Tuesday 24 October 2006 it purchased and cancelled 400,000 Ordinary Shares of US$0.01 each in the Company through UBS Limited at a price, before expenses, of 61 pence each.

As a result of these purchases and cancellations, Charlemagne will have 294,061,772 Ordinary Shares of US$0.01 each in issue.

At its Annual General Meeting held on 22 May 2006, Charlemagne was authorised by its shareholders to purchase up 29,771,177 of its ordinary shares (representing 10% of its issued capital at that time) subject to certain conditions as outlined in the resolution. Since that date a total of 3,650,000 ordinary shares have been purchased and cancelled.

Enquiries

Charlemagne Capital 01624 640200
David McMahon, Company Secretary

Smithfield Consultants 020 7360 4900
John Kiely
George Hudson

Notes to editors

Charlemagne Capital is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

Through the strong long-term investment performance track record of its

principal funds, Charlemagne Capital has established itself as a market leader in emerging markets investment management. Its performance has been recognised through numerous awards and top rankings for its funds, including the 2005 Standard and Poor's 5-year best performing fund award in Austria, the 2006 Swiss Lipper Leaders 5-year award winner for Emerging Markets Europe and an AAA-rating by Standard & Poor's for its Magna Eastern European Fund (a sub-fund of Magna Umbrella Fund Plc).

END

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